Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

September 30, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 8, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 14, 2014
File Nos. 1-36427

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  On June 16, 2014, we supplemented our June 10, 2014 responses with a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  On June 19, 2014, we again supplemented our June 10, 2014 responses with certain documents.

On July 8, 2014, we filed Amendment No. 2 to our Registration Statement on Form S-1 (“Amendment No. 2”) and sent a response letter to the comments of the Staff to our Amendment No. 1, filed June 10, 2014.  The response letter included a copy of the revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  The Staff’s comments were contained in the letter to the Company dated June 24, 2014.

On August 8, 2014, we sent a response letter to the comments of the Staff to our Amendment No. 2, filed July 8, 2014.  The response letter included a copy of the newly revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  The Staff’s comments were contained in the letter to the Company dated July 21, 2014.

On September 5, 2014, we sent a response letter to the comments of the Staff to our Amendment No. 2, filed August 8, 2014.  The response letter included a copy of the newly revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013 and a copy of our proposed Amendment No. 1 to our Form 10-Q for the quarter ended June 30, 2014.  The Staff’s comments were contained in the letter to the Company dated August 29, 2014.

Set forth below are the Company’s responses to the comments of the Staff that were contained in the letter to the Company dated September 25, 2014.

Form 10-K for the Fiscal Year ended December 31, 2013

Properties, page 18

Oil and Gas Reserves, page 18

1.	Please revise your disclosure of proved undeveloped crude oil and natural gas reserve balances disclosed on pages 18 and 19 to resolve the apparent inconsistency.

In response to the Staff’s Comment 1, we have revised our disclosure of proved undeveloped crude oil and natural gas reserve balances disclosed to resolve the inconsistency in the proposed Amendment No. 1 to our Form 10-K.

Controls and Procedures, page 28

2.
We have reviewed your response to prior comment 3 and do not agree with your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2013.  The staff believes the number and significance of revisions you have made to several areas of your filing are an indication that your disclosure controls and procedures were not effective at year end, despite your initial conclusions at that time.  Additionally, your responses and supplemental information provided in response to certain prior comments have also been revised in subsequent correspondence.  Examples of these subsequent revisions include the detailed calculation to support your full cost ceiling test and the calculation of standardized measure and the underlying activity or changes in those amounts.  We therefore, reissue prior comment 3 of our letter dated August 29, 2014.

In response to the Staff’s Comment 2, in the proposed Amendment No. 1 to our Form 10-K, we have revised our disclosure in the “Evaluation of Disclosure Controls and Procedures” subsection of Item 9A Controls and Procedures regarding the effectiveness of our disclosure controls and procedures.

Additionally, we have revised our disclosure in the “Disclosure Controls and Procedures” subsection of Item 4 Controls and Procedures in the proposed Amendment No. 1 to our Form 10-Q for the quarter ended March 31, 2014 and in the proposed Amendment No. 1 to our Form 10-Q for the quarter ended June 30, 2014.  The proposed language in the respective “Disclosure Controls and Procedures” subsection of each Form 10-Q is set forth below:

Form 10-Q for quarter ended March 31, 2014:

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2014. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our principal executive officer and principal financial officer, in a manner that allowed for timely decisions regarding disclosure.  Although our original Form 10-Q filed on May 15, 2014 indicated that our disclosure controls and procedures were effective as of March 31, 2014, subsequent to that date, we filed an Amendment No. 1 to our Form 10-K for the year ended December 31, 2013 which contains revisions to several areas of the original Form 10-K, and upon reevaluating the disclosure controls and procedures, management believes that the need to make these revisions is an indication that our disclosure controls and procedures were not effective as of March 31, 2014.  During 2014, we have worked at remedying the deficiencies in our disclosure controls and procedures by implementing additional controls and procedures, including without limitation the addition of additional staff, including a new operations manager in February 2014 and a new assistant controller in April 2014, improved information sharing with our engineers and additional consulting and assistance from an outside accounting firm.

We are continuing to monitor the effects of the abovementioned improvements to our disclosure controls and procedures.  Notwithstanding the results of the evaluation above, we believe all of our reports submitted under the Exchange Act contain, in all material respects, the information required to be disclosed by us in such reports.

Form 10-Q for quarter ended June 30, 2014:

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2014. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our principal executive officer and principal financial officer, in a manner that allowed for timely decisions regarding disclosure.  Although our original Form 10-Q filed on August 14, 2014 indicated that our disclosure controls and procedures were effective as of June 30, 2014, subsequent to that date, we filed an Amendment No. 1 to our Form 10-K for the year ended December 31, 2013 which contains revisions to several areas of the original Form 10-K, and upon reevaluating the disclosure controls and procedures, management believes that the need to make these revisions is an indication that our disclosure controls and procedures were not effective as of June 30, 2014.  During 2014, we have worked at remedying the deficiencies in our disclosure controls and procedures by implementing additional controls and procedures, including without limitation the addition of additional staff, including a new operations manager in February 2014 and a new assistant controller in April 2014, improved information sharing with our engineers and additional consulting and assistance from an outside accounting firm.

We are continuing to monitor the effects of the abovementioned improvements to our disclosure controls and procedures.  Notwithstanding the results of the evaluation above, we believe all of our reports submitted under the Exchange Act contain, in all material respects, the information required to be disclosed by us in such reports.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ John A. Brda John A. Brda, President

cc:	Angie Kim Svitlana Sweat Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549